Prospectus Supplement No. 10

Filed Pursuant to Rule 424(b)(3)

File No. 333-138803

Prospectus Supplement No. 10

(to Final Prospectus dated December 1, 2006)

This Prospectus Supplement No. 10 supplements and amends the final prospectus dated December 1, 2006, as supplemented and amended by Supplement No. 1 thereto dated December 8, 2006, Supplement No. 2 thereto dated December 12, 2006, Supplement No. 3 thereto dated December 15, 2006, Supplement No. 4 thereto dated January 3, 2007, Supplement No. 5 thereto dated January 18, 2007, Supplement No. 6 thereto dated March 16, 2007, Supplement No. 7 thereto dated March 20, 2007, Supplement No. 8 thereto dated April 20, 2007 and Supplement No. 9 thereto dated April 25, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 892,857 shares of our common stock by certain selling shareholders.

On June 4, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to our receipt of notices from the U.S. Patent Office that it will allow three of our patent applications covering various aspects of our laser-based surgical ablation technology and an amendment to an executive employment agreement with our Vice President, Regulatory Affairs and Quality Assurance, who has advised us of his plan to retire.

This Prospectus Supplement No. 10 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 10 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On June 1, 2007, the closing price of a share on the OTC Bulletin Board was $5.95.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 6 of the Final
Prospectus dated December 1, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 10 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is June 4, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

May 22, 2007

Date of report (Date of earliest event reported)

Medical CV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9725 South Robert Trail

Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01    OTHER EVENTS.

Patent Application Allowances

On May 22, 2007, we issued a press release, which appears as Exhibit 99.1 hereto, announcing our receipt of notices from the U.S. Patent Office that it will allow three of our patent applications covering various aspects of our laser-based surgical ablation technology.  Such press release is incorporated by reference in response to this Item 8.01.

Amendment to Employment Agreement

On May 31, 2007, we entered into a letter agreement (the “Amendment”) amending certain provisions of the executive employment agreement with Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, who has advised us of his plan to retire.  Mr. Steger is not an officer for whom disclosure would be required under Item 5.02(b) of Form 8-K.

Pursuant to the Amendment, Mr. Steger’s employment will terminate on the first to occur of (1) the date a new vice president, regulatory affairs and quality assurance is hired, or (2) July 1, 2007 (the “Termination Date”).  Under the Amendment, Mr. Steger is obligated to assist us in identifying, interviewing and evaluating potential candidates to assume Mr. Steger’s responsibilities.  Mr. Steger has further agreed to provide up to 20 hours per week of consulting services through a period which will not continue beyond October 1, 2007 without Mr. Steger’s consent.  During such period, Mr. Steger has agreed to assist us as needed in all matters pertaining to regulatory affairs and quality assurance for which we will pay Mr. Steger at the rate of $100.00 per hour.

In lieu of any severance compensation payable under the Employment Agreement and conditioned upon Mr. Steger fulfilling his obligations under the Amendment, we will pay Mr. Steger $20,000 on the Termination Date and we will issue Mr. Steger a fully vested non-qualified stock option in the form used with our executive officers under the 2001 Equity Incentive Plan for the purchase of 5,734 shares of common stock on the Termination Date.  Such option will have a per share exercise price equal to the closing price of one share of our common stock on the business day immediately prior to the Termination Date and will expire on the date that is six months after the Termination Date.  If required by any underwriter or agent in connection with the sale of our securities prior to July 1, 2008, Mr. Steger has agreed to abide by and enter into any form of share lock-up agreement that is entered into by any of our other executive officers.  Mr. Steger will continue to receive his base compensation and benefits through the Termination Date.

The Amendment, which appears as Exhibit 99.2 to this current report, is incorporated by reference in response to this Item 8.01.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(d)                                 Exhibits

See “Exhibit Index.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: June 4, 2007	By:	/s/ Eapen Chacko
Eapen Chacko
Vice President, Finance and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated May 22, 2007.

99.2	Amendment to Executive Employment Agreement by and between Dennis E. Steger and MedicalCV, Inc., dated May 31, 2007.

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EXHIBIT 99.1

MedicalCV, Inc. Receives Three Additional Notices of Allowance on Patent Applications for Laser-Based Surgical Ablation Technology Platform

MINNEAPOLIS—(BUSINESS WIRE)—May 22, 2007—MedicalCV, Inc. (OTCBB:MCVI), www.medcvinc.com, announced that the United States Patent and Trademark Office (“USPTO”) has issued three additional Notices of Allowance to MedicalCV on patent applications pertaining to various aspects of MedicalCV’s proprietary laser-based surgical ablation technology. MedicalCV currently markets both the ATRILAZE(TM) and SOLAR(TM) Surgical Ablation Systems.

“These recent notices represent important additions to our strong patent portfolio of laser-based surgical ablation systems,” said Adam L. Berman, MedicalCV’s Vice President of Research and Development. “Moving forward, we will continue to focus on applying novel, flexible, fiber-optic technologies to medicine.”

“These Notices of Allowance not only serve as an additional validation source for our technology but further demonstrate our commitment to protecting our intellectual property as well,” said Marc P. Flores, President and CEO of MedicalCV. “As we go to market, we are confident that these Notices of Allowance place the company in a position of strength as we continue to build shareholder value.”

Both the SOLAR(TM) and ATRILAZE(TM) Surgical Ablation Systems were developed from MedicalCV’s laser-based technology with the intent to provide surgeons a versatile ablation platform for the creation of lesions in soft and cardiac tissue. The SOLAR(TM) System recently received 510(K) Clearance from the FDA for soft tissue ablation and the ATRILAZE(TM) System has obtained 3 separate 510(K) Clearances for ablation or coagulation of soft tissue, including cardiac tissue. However, the treatment indication for cardiac arrhythmias is specifically excluded for both systems at this time. To date, the company’s surgical ablation systems have been used in numerous institutions around the country including Baylor University Medical Center, Northwestern University Medical Center, University of Michigan Medical Center, Baptist Medical Center in San Antonio, Texas, Scottsdale Healthcare - Osborn in Arizona, Banner Good Samaritan Medical Center in Phoenix, and Banner Baywood Heart Hospital in Mesa, Arizona.

About MedicalCV, Inc.

MedicalCV, Inc. is a medical device company that develops, manufactures and sells surgical ablation systems that utilize a laser energy technology platform to create precise lesions, or scars, in soft and cardiac tissue. The Company’s core technologies are the SOLAR(TM) and ATRILAZE(TM) Surgical Ablation Systems for use in soft tissue ablation procedures. The Company’s common stock is traded on the OTC Bulletin Board under the symbol “MCVI.”

This release contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this release refer to the Company’s expectations regarding the development and commercialization of its SOLAR(TM) Surgical Ablation System. These forward-looking statements reflect management’s expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance include, but are not limited to, the following: the Company’s ability to acquire qualified capital equipment and to manufacture the disposable components of our System in sufficient quantities to support our initial clinical sites; our ability to generate appropriate clinical data to increase physician acceptance of our product versus competitive products for which they may have more data; current clearance on the SOLAR(TM) Surgical Ablation System may not be sufficient to encourage widespread usage of our product. For more detailed information about these risks and uncertainties, please review the Cautionary Statement set forth in the Company’s Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on March 15, 2007.

These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control. The Company assumes no obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect events or uncertainties after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

For further information on MedicalCV, Inc., please visit www.medcvinc.com.

CONTACT: MedicalCV, Inc.
Marc P. Flores, 651-452-3000
President and Chief Executive Officer
or
Eapen Chacko, 651-452-3000
Vice President, Finance and CFO

SOURCE: MedicalCV, Inc.

EXHIBIT 99.2

May 31, 2007

Dennis E. Steger

Vice President, Regulatory Affairs and Quality Assurance

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

Re:                             Amendment to Executive Employment Agreement

Dear Mr. Steger:

Reference is made to your Executive Employment Agreement with MedicalCV, Inc. (“MedCV” or “we”) dated August 18, 2005 (the “Employment Agreement”) providing for your employment as Vice President, Regulatory Affairs and Quality Assurance of MedCV.  Following our discussion concerning your objectives and the future needs of MedCV, we have reached a mutual decision concerning your departure from MedCV.  This letter (the ”Agreement”) will address amendments to the Employment Agreement and your severance and transition arrangements.  Except as provided in this letter, the following supersedes all other existing arrangements for your employment, compensation and benefits.

1.             Termination and Duties.  Section 3.01 of the Employment Agreement is hereby amended and superseded by the following:

(a)           In lieu of further notice of termination of employment by you or MedCV, it is agreed that, except as provided below, your employment by MedCV will terminate on the first to occur of (1) the date we advise you that MedCV has engaged a new vice president, regulatory affairs and quality assurance, or (2) July 1, 2007 (the “Termination Date”).  Between the date hereof and the Termination Date, you agree to assist MedCV in identifying, interviewing and evaluating potential candidates to assume the responsibilities of vice president, regulatory affairs and quality assurance of MedCV.  The foregoing is a condition to the payment of the severance payment to you provided in Paragraph 3.  On the Termination Date, you will be deemed to have resigned from all offices held by you with MedCV.  You further agree to provide MedCV with up to 20 hours per week of consulting services, as requested by MedCV, through a period which shall not continue beyond October 1, 2007 without your consent.  During such period, you agree to assist MedCV as needed in all matters pertaining to regulatory affairs and quality assurance for which MedCV will pay you at the rate of $100.00 per hour.

(b)           Until the Termination Date, you agree to continue to serve as MedCV’s Vice President, Regulatory Affairs and Quality Assurance and will continue to have the following job responsibilities:  (1) responsible for the definition of and coordination of MedCV’s compliance as to all applicable local, state, federal and international regulations relative to the manufacture and distribution of medical devices, (2) responsible for development of appropriate regulatory strategies in support of MedCV goals and objectives, (3) direct and coordinate the activities of quality control, quality assurance, documentation control and risk management in support of MedCV goals, (4) provide input into the design of research and development programs and marketing positions that result in the submission of appropriate pre-market approval applications, (5) serve as primary MedCV contact with the FDA and other regulatory agencies both domestic and foreign, (6) assume overall responsibility for product and MedCV compliance with the FDA and international agencies in their full context, (7) maintain an up-to-date knowledge of existing and proposed regulations and assess adherence to these regulations for both domestic and international markets, (8) provide input to the preparation and administration of MedCV operating policies and procedures, and (9) responsible for the preparation and administration of the departmental budget.  Performance of the forgoing is a condition to the payment of the severance payment to you provided in Paragraph 3.

2.             Compensation.  Your base compensation and benefits will continue to be paid to you under the terms of your Employment Agreement at their current rates through the Termination Date.  Except for the severance payment provided below, however, no other bonus or monetary compensation will be paid to you.  The foregoing supersedes Sections 4.01, 4.02 and 6.01 of the Employment Agreement.

3.             Special Severance Payment.  We desire to have a smooth transition of your duties to a new vice president, regulatory affairs and quality assurance.  Therefore, in lieu of any severance compensation payable under the Employment Agreement and conditioned upon you fulfilling your obligations under this agreement, MedCV will pay you Twenty Thousand Dollars ($20,000) on the Termination Date and MedCV will issue you a fully vested non-qualified stock option in the form used with executive officers of MedCV under the 2001 Equity Incentive Plan for the purchase of Five Thousand Seven Hundred Thirty-Four (5,734) shares of common stock on the Termination Date.  Such option will have a per share exercise price equal to the closing price of one share of MedCV common stock on the business day immediately prior to the Termination Date and will expire on the date that is six months after the Termination Date.  If required by any underwriter or agent in connection with the sale of our securities prior to July 1, 2008, you agree to abide by and enter into any form of share lock-up agreement that is entered into by any other executive officer of MedCV.

4.             Revocation.  You have twenty-one (21) days from the date you receive this Agreement to consider whether to sign this Agreement (not including the day you receive it), and are advised in writing by this paragraph to consult an attorney as part of the consideration process.  The 21-day consideration period thus expires at the end of the day on June 21, 2007.  If you sign this Agreement before the expiration of the 21-day period, you do so because you do not need additional time beyond the signature date to decide whether to enter into this Agreement.  You acknowledge that once you execute this Agreement, you may, if you choose, revoke the Agreement within fifteen (15) days after the date on which you signed it.  (The parties hereto agree that this 15-day revocation period includes, and is not in addition to, the seven-day consideration period required by the Age Discrimination in Employment Act.)  If you choose to revoke, written notice of revocation must be delivered either in person, or mailed by certified mail, return receipt requested, and properly addressed to:

Marc P. Flores

President and Chief Executive Officer

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

If mailed, the written notice of revocation must be postmarked within the 15-day period.  If you do not timely revoke your execution of this Agreement, then the sixteenth day following the date of your execution will be the “Effective Date” of this Agreement.  By executing this Agreement, you represent that you understand the terms and effect of this Agreement and enter into it willingly, knowingly, and voluntarily.

5.             Release.  You, on behalf of yourself, your heirs, successors, agents, assigns, and all other persons who could assert a claim based on a relationship with you and/or dealings with MedCV, waive and release and promise never to assert any or all claims that exist or might exist against MedCV, its related business entities, and their current and former shareholders, directors, officers, employees, agents, attorneys, insurers, and assigns, prior to the your signing of this Agreement.  These claims include, but are not limited to, claims arising under federal, state or local statutes, ordinances, regulations, rules, or common law, including but not limited to the following (as amended): Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Family Medical Leave Act; the Employee Retirement Income Security Act; any state statute or law governing employment, discrimination, or harassment in employment or governing termination of employment, including but not limited to the Minnesota Human Rights Act, or similar state statutes or local ordinances; the law of contract and tort including but not limited to claims for defamation, fraud or misrepresentation, breach of privacy, assault, battery, intentional or negligent infliction of emotional distress, promissory estoppel, or any quasi-contractual theory or any other theory arising under the common law; and any claims for attorney’s fees, costs, or disbursements, or any action in equity, all to the fullest extent permitted by law.  You represent and warrant that you have not assigned any such claims to anyone else.  You further agree to the extent permitted by law not to sue or commence any other legal or equitable actions against MedCV, except to enforce this Agreement.  You acknowledge and agree that this Agreement, including the special severance payment to you provided in Paragraph 3, provided herein constitutes a fair, sufficient, and adequate consideration for promises in this Agreement.

MedCV hereby releases you from all claims, liabilities or causes of action (collectively, “Claims”) known to MedCV on the date hereof; provided, however, that your release shall not apply to Claims (i) arising out of the enforcement of this Agreement or your Employment Agreement; or (ii) arising from claims made by third parties.

6.             Litigation Support.  Within the forty-eight (48) month period following the Termination Date, you will comply with any reasonable request by MedCV or its attorneys to assist in connection with pending or future litigation or charges involving MedCV, including but not limited to matters involving any past or present agent or employee of MedCV, involving another business entity, or involving any other MedCV-affiliated entity, parent, or successor.  MedCV will reimburse you for all reasonable, out-of-pocket expenses incurred in providing such assistance.  If you are requested to perform services in excess of eighty (80) hours during such period, MedCV will reimburse you at the rate of $100.00 per hour.

7.             Miscellaneous.  This Agreement and the documents it references constitute the entire agreement between you and MedCV with respect to the matters covered and except for the last sentence of this paragraph, supersedes all prior and contemporaneous agreements, representations, and understandings of the parties with respect to the subject matter of this Agreement, including but not limited to any previously-existing contract, agreement, understanding, practice, or policy (oral or written) relating to separation or severance pay in the event of termination of employment, except that the benefit plans that you participate in shall remain in full force and effect for as long as you participate in any such benefit plan.  Except as provided in this Agreement, the remaining provisions of your Employment Agreement not inconsistent with this Agreement will remain in effect in accordance with their terms.

If any provision of this Agreement is held to be void, voidable, unlawful, or unenforceable, the remaining portions of this Agreement will continue in full force and effect.  Notwithstanding the foregoing, if your releases of claims set forth in Paragraph 5 are held to be invalid or unenforceable, then at its option, MedCV may declare the Agreement null and void and recover from you the payments and benefits provided under Section 3 above.

MEDICALCV, INC.

By:	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer

/s/ Dennis E. Steger
Dennis E. Steger